EXHIBIT 12

THE POTOMAC EDISON COMPANY AND SUBSIDIARIES

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	For Years Ended December 31,
($ in thousands)	2004	2003	2002	2001	2000
Earnings:
Income from continuing operations	$37,981	$40,558	$32,678	$48,035	$84,385
Exclude amounts reflected in line above:
Income tax expense	34,835	20,652	15,679	27,351	37,172
Amortization of capitalized interest	—	—	—	—	2
Income distributions of equity investee	—	—	—	—	4,480
Income from unconsolidated equity investees	—	(62)	—	—	(3,525)
Add fixed charges (see below)	33,336	32,155	34,522	37,754	45,334
Less amounts included in fixed charges:
Capitalized interest	—	—	—	—	(326)

Total Earnings (as defined)	$106,152	$93,303	$82,879	$113,140	$167,522

Fixed Charges:
Interest expensed and capitalized	$32,654	$31,391	$33,157	$35,372	$43,270
Estimated interest component of rental expense	682	764	1,365	2,382	2,064

Total Fixed Charges (as defined)	$33,336	$32,155	$34,522	$37,754	$45,334

Ratio of Earnings to Fixed Charges	3.18x	2.90x	2.40x	3.00x	3.70x